Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Akoustis Technologies, Inc. on Form S-8 of our report dated September 13, 2019, with respect to our audits of the consolidated financial statements of Akoustis Technologies, Inc. and Subsidiary as of June 30, 2019 and 2018 and for each of the two years in the period ended June 30, 2019, and our report dated September 13, 2019 with respect to our audit of the effectiveness of internal control over financial reporting of Akoustis Technologies, Inc. as of June 30, 2019. Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of material weaknesses, which report appears in the Annual Report on Form 10-K of Akoustis Technologies, Inc. for the year ended June 30, 2019.

/s/ Marcum llp

Marcum llp
New York, NY
December 20, 2019